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                                                               EXHIBIT (a)(2)(B)

               [United Bancorporation of Alabama, Inc. Letterhead]


Dear Fellow Stockholder:

         Along with your 2001 Annual Report and the proxy statement for the 2002 Annual Meeting of Stockholders, we are sending you this package of materials describing a stock repurchase offer being made by the Company. The 2001 Annual Report provides a comprehensive summary of our financial performance, and I hope that you share our assessment of the strength of performance of our Bank.

         As a result of continued earnings, the Company is in a position to offer an opportunity to our stockholders who may wish to diversify or liquidate some or all of the shares they own in our Company. To accommodate our stockholders' needs, United Bancorporation of Alabama is offering to purchase up to 32,250 shares of its Class A Common Stock. The offer is described in full detail in the enclosed circular. In summary, United Bancorporation of Alabama, Inc. will buy back from stockholders up to 32,250 shares of its Class A Common Stock at a price of $31.00 per share during the period from April 12, 2002 to June 28, 2002.

         Assuming that your Bank continues its successful financial performance, once the offer is completed, the value of each remaining share should be enhanced with a greater earnings per share value and an increased return on equity.

         Whether you desire to diversify your holdings or leave your investment as it is, we hope that this stock repurchase program can help you achieve your goals.

         Thanking you for your past and continued support of our organization, I am,

                                       Very truly yours


                                       -----------------------------------
                                       Robert R. Jones, III, President and
                                         Chief Executive Officer